April 3, 2007

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Sonic Foundry, Inc.

Form 10-K for Fiscal Year Ended September 30, 2006

Form 10-Q for Fiscal Quarter Ended December 31, 2006

File No. 000-30407

Ladies and Gentlemen:

This letter responds to Ms. Kathleen Collin’s letter of March 27, 2007 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the periodic Forms 10-K and 10-Q identified above. For your convenience, we have incorporated your letter into our response.

Form 10-K for Fiscal Year Ended September 30, 2006

Consolidated Statements of Operations, page 31

1.	We note your breakdown of revenue amongst product, services and other on the face of the Consolidated Statements of Operation. Tell us how you considered presenting separate line items for cost of revenue pursuant to Rule 5-03(b)(2) of Regulation S-X. In this regard, we also note your disclosures in MD&A where you state “Mediasite services revenue, server license fees and DOJ grant revenue do not carry a cost over and above staff salaries included in operating expenses”. Tell us how you determined it was appropriate to include salary costs related to services in operating expenses rather than cost of sales.

The Company’s principal products within the caption “Product Sales” are our Mediasite capture appliance and server software applications. The third party component cost of the capture appliance as well as the related freight costs to ship such products and the labor and related costs of our operations team represent the majority

April 3, 2007

of our cost of revenues. The material costs associated with our server software products are nil.

Service related revenues can be further broken down into components as follows:

(in thousands)	Fiscal 2006
Customer support	$1,961
Professional Services (training, installation and event services)	382
Hosting	163

Total	$2,506

The salaries, benefits and travel costs associated with both our customer support and professional services teams are included as operating expenses under the caption of selling and marketing. Our customer support team provides both internal as well as external services. Internal services consist of supporting our sales team as well as all other employees as needed. External technical support services to our customers and resellers are typically provided by phone. The customer support team incurred total costs of $155 thousand in fiscal 2006 and we believe more than half that amount properly relates to selling, marketing and other operating area activities leaving a balance of approximately $75 thousand related to generating the $2.0 million of customer support revenue. Accordingly, the Company’s policy has been to record the full amount under the caption “Selling and marketing” as the portion relating to costs of revenues are immaterial,estimated and subject to judgement.

Professional services, likewise includes considerable sales support in closing sales transactions where significant technical knowledge is necessary. The full cost of the professional services department in fiscal 2006 was $395 thousand and management estimates that 70% of these costs related to such selling activities, leaving a balance of approximately $118 thousand. Similar to customer support services, the Company’s policy has been to record the full amount under the caption “Selling and marketing” as the portion relating to costs of revenues are immaterial, estimated and subject to judgement.

The final activity included in services revenue is hosting of customer Mediasite content on the Company’s servers. The Company maintains a highly capable network infrastructure necessary to maintain the significant content on its main website as well as Mediasite.com, a free Mediasite content aggregation site maintained for “showcasing” customer content, as well as customer hosted content. The Company estimates the incremental charge of hosting fee-based customer content over non fee-based and Company content is negligible.

The final caption under revenues is “Other”. Other revenue in fiscal 2006 was $155 thousand which included $55 thousand of reimbursed freight costs, $31 thousand of

April 3, 2007

reimbursement of research and development related activities pursuant to a research grant with the Department of Justice and $68 thousand relating to various other activities.

Though immaterial in prior filings, the Company plans to include the costs related to service revenues in the next quarterly report on Form 10-Q for the quarter ended March 31, 2007 and in subsequent filings with the SEC.

Stock Based Compensation, page 37

2.	We note the assumptions used in calculating the fair value of options issued to employees included a historical volatility estimate that ranged from 101.2 – 177.5%, 73.9%-97.9% and 69.4%—71.1% for fiscal years 2004, 2005 and 2006, respectively. Explain the significant ranges used in your volatility assumptions as well as the significant decrease in such ranges year over year for all periods presented.

The Company’s common stock has been extremely volatile, particularly during the fiscal 2000 and 2001 periods as a result of market factors and in fiscal 2003 (prior to the Company’s restructuring on July 31, 2003) as a result of business conditions caused by the divestiture of the majority of the Company’s assets and a restructuring of the remaining business. For reference, the Company’s common stock range was as follows:

Fiscal Year	High	Low	Multiple of High over Low
2000	64.97	4.25	15.3
2001	8.94	0.91	9.8
2002	4.44	0.56	7.9
2003	2.74	0.10	27.4
2004	2.72	1.20	2.3
2005	1.85	1.05	1.8
2006	2.50	0.86	2.9

The Company’s policy is that historical volatility is a reasonable approximation of future volatility and that typically a three-year period of stock prices provides a sufficient sample of prices. Accordingly, the Company used a trailing three-year period in calculating price volatility in each of the quarters in fiscal 2004 and the first and second quarters of 2005. Beginning in the third fiscal 2005 quarter, the Company determined there was now sufficient stock price data to begin using stock prices beginning on August 1, 2003 (the day following completion of the Company’s restructuring) and ending at the respective quarter end; thereby eliminating a period of volatility that is not expected to occur in the future. That practice continued through each of the following quarters through fiscal 2006.

April 3, 2007

Form 10-Q for Fiscal Quarter Ended December 31, 2006

Item 4.	Controls and Procedures, page 17

3.	We note your disclosure that your CEO and CFO have concluded that the Company’s disclosure controls and procedures “are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the times periods specified in the rules and forms of the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In our existing Item 4 disclosure, we state that "our principal executive officer and principal financial officer....have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) are effective...".

The second sentence of Rule 13a-15(e) provides as follows:

"Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

Therefore, we believe our existing Item 4 disclosure subsumes that our officers have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act are accumulated or communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. We understand that, for clarification purposes, it may be preferable to set forth language to that effect. However, given that our present disclosure subsumes the above conclusion by cross-reference to Rule 13a-15(e), we would prefer setting forth the explicit language in future Exchange Act reports and submissions, rather than amending our last-filed Form 10-Q. Please let us know if this course of action is acceptable.

April 3, 2007

In connection with responding to our comments, we hereby acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.

Sincerely,

Kenneth A. Minor

Chief Financial Officer

cc: James R. Stern, Esq.